CF Acquisition Corp. IV

110 East 59th Street
New York, New York 10022

VIA EDGAR

November 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549
Attention: Benjamin Holt

Re:	CF Acquisition Corp. IV

Preliminary Proxy Statement on Schedule 14A

Filed November 15, 2022

File No. 001-39824

Ladies and Gentlemen:

CF Acquisition Corp. IV (the “Company,” “we,” “our” or “us”) hereby transmits its response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 22, 2022, relating to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on November 15, 2022 (the “Proxy Statement”).

Per discussions with the Staff, we have included in Exhibit A to this letter additional disclosure with respect to the Investment Company Act of 1940, as amended, that the Company intends to include in the Definitive Proxy Statement to afford the Staff the ability to review such proposed language as soon as possible.

We thank the Staff for its review of the Proxy Statement and this response. As you know, the Company is eager to finalize the Proxy Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal.

If you have any questions or require any additional information, please feel do not hesitate to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Howard S. Lutnick
Howard S. Lutnick
Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Exhibit A

Proposed Disclosure for Proxy Statement

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act of 1940 (the “Investment Company Act”), we ~~may, at any time~~expect that we will~~,~~ instruct the trustee to liquidate the ~~securities~~investments held in the Trust Account and instead to hold the funds in the Trust Account in cash items until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of ~~securities~~investments in the Trust Account, we would likely receive minimal interest, if any, on the funds held in the Trust Account, which would ~~limit~~reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company.

The funds in the Trust Account have, since our initial public offering, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we ~~may, at any time~~expect that we will, on or prior to the 24-month anniversary of the effective date of the Registration Statement for the Company’s IPO (the “IPO Registration Statement”), instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account as cash items until the earlier of the consummation of our initial business combination or ~~our~~the liquidation of the Company. Following such liquidation ~~of the securities in the Trust Account~~, we would likely receive minimal interest, if any, on the funds held in the Trust Account. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the ~~securities~~investments held in the Trust Account and thereafter to hold all funds in the trust account in cash items would ~~limit~~reduce the dollar amount our public stockholders would receive upon any redemption ~~of their shares or our~~or liquidation of the Company.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary, the greater the risk that we may be considered an unregistered investment company, in which case we may be required to liquidate the Company. Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary, and instead hold all funds in the Trust Account in as cash items which would further reduce the dollar amount our public stockholders would receive upon any redemption or liquidation of the Company. Upon moving the funds from the Trust Account to cash items, we will maintain the cash items in bank accounts which, at times, may exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation ("FDIC"). While we intend to place our deposits in high-quality banks, only a small portion of the funds in our Trust Account will be guaranteed by the FDIC.